

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 27, 2015

Frank E. Celli
Chief Executive Officer
BioHiTech Global, Inc.
80 Red Schoolhouse Road, Suite 101
Chestnut Ridge, NY 10977

> **Re:** **BioHiTech Global Inc.**
> **Amendment No 1. to Form 8-K**
> **Filed October 5, 2015**
> **File No. 001-36843**

Dear Mr. Celli:

We have reviewed your October 5, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Description of Business

Competition, pg. 8

1.  We note your disclosure that the Eco-Safe Digester is "believed to be an industry leader in terms of installations and efficiency." Please provide your basis for this statement.

Related Party Transactions, page 11

2.  Please revise your disclosure to include all information required by Item 404(d). For example, provide the names of the shareholders referenced in this section and the approximate dollar amount.

Post-Exchange Beneficial Ownership of Company's Common Stock, page 20

3.    We note your disclosure on page 3 that BioHiTech holders received approximately 90% of the issued and outstanding common stock following the merger. Further on page 21 we note that the officers and directors hold 40.6% of the outstanding common stock. Please advise if there are any other holders of more than 5% of the outstanding securities following the merger.

Management, page 21

4.    In connection with the merger, you stated that Shaul Martin resigned as Chief Executive Officer, Chief Financial Officer and Chairman and Benyamin Anshin resigned as Secretary and Treasurer. Further, you state that at the effective time of the merger, the board of directors and officers were reconstituted by the appointment of six (6) individuals (see pg. 4). We note that only two (2) of the six (6) newly appointed individuals will serve as officers, while the other four (4) will serve as directors. The new officers will serve as Chairman and CEO and President and COO respectively. This means there is currently no replacement for the recently vacated roles of CFO, Treasurer, and Secretary. Please advise as to whether the company plans to fill these roles, particularly the role of CFO, and briefly discuss the implications of continuing operations without these key officers.

5.    Please advise if any officers or directors have been subject to any events covered by Item 401(f) of Regulation S-K during the last 10 years.

Summary Compensation of Executive Officers, page 23

6.    According to footnote * of your executive compensation table it does not account for any compensation paid by Bio Hi Tech America LLC. Please revise your table to include the compensation information for the acquired company's most recently completed fiscal year. You may wish to refer to CF Disclosure Guidance: Topic No. 1 Staff Observations in the Review of Forms 8-K Filed to Report Reverse Mergers and Similar Transactions. https://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic1.htm.

Item 2.02 Results of Operations and Financial Conditions
Management's Discussion and Analysis or Plan of Operation, page 28

7.    Please discuss, in quantified detail, the changes in your results of operations for fiscal years December 31, 2014 and 2013, and for interim periods ended June 30, 2015 and 2014, pursuant to Item 303(a)(3) of Regulation S-K. This disclosure should separately address each material year-to-year changes in your income statement line items, and discuss and quantify the major factors that contributed to such changes.

8.      Further, please discuss any known material trends and uncertainties that will have a material impact on revenues or income from continuing operations. We note your revenue had decreased by more than 50% in FY 2014.

Liquidity and Capital Resources, page 29

9.      Please discuss your net cash used and provided by operating, investing and financing activities during the periods presented. Your discussion should focus on material changes in respective source of cash flows, and the reasons underlying those changes.

10.     You indicated in Note 2 of Bio Hi Tech America, LLC's financial statements as of December 31, 2014 and 2013 that your principal source of liquidity has been the issuance of debt and equity securities. We further note that you had significant line of credit, promissory notes and convertible debt balances on the balance sheets. In this regard, please expand and discuss the terms of the respective financing arrangements.

11.     In light of the significance of your line of credit balance, please disclose whether the Company is required to comply with any financial covenants and if so, please describe them.

BioHitech America, LLC

Statements of Changes in Members' Deficiency Years Ended December 31, 2014 and 2013, page 5

12.     We note you have two classes of members' interest. Pursuant to ASC 272-10-50-3, please disclose the rights, preferences and privileges of each class of members' interest, and describe any limitation of the members' liability.

Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies
Revenue Recognition, page 7

13.     We note on your web site that one of the plans you offered is the guaranteed saving model. Please tell us how this model generates sales and your revenue recognition policy on such model.

14.     It appears that you charge a monthly fee on the price per pound operating expense model. In this regard, please clarify the differences of such model from the rental model and the respective revenue recognition.

Distribution Agreement, page 17

15.     We note you provided the sole owner of BioHitech International an annual draw up to $200,000 in connection with the distribution agreement, and you paid $162,000 and $200,000 in FY 2013 and 2014, respectively. In this regard, please tell us how you accounted for such transactions.

16.     You indicated that the fair value of the distribution agreement was determined to be $202,000, but we note on page 14 that the carrying value of such asset at $444,733. In this regard, please tell us the reason you do not report the asset at fair value.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 2

17.     With respect to note (1), please describe adjustments of $(3,998,473), $(2,318,449), $6,330,224 and $698 made to common interests, common stock and additional paid in capital. Also, please explain to readers that the shares of common stock issued to BioHitech are treated for accounting purposes in a manner similar to a stock split by BioHitech.

18.     Please describe the shares of common stock authorized and outstanding, and par value per share on a pro forma condensed combined basis.

        You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Robert S. Littlepage, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc:     Peter Campitiello, Esq.
        Kane Kessler, P.C.